Exhibit 99.1

Check-Cap Announces Upcoming Presentations Evaluating Preparation-Free Colorectal Cancer Screening Capsule

- Presentations to take place at the American College of Gastroenterology Annual Scientific Meeting and the United European Gastroenterology Week -

ISFIYA, Israel, Oct. 13, 2016 /PRNewswire/ -- Check-Cap Ltd. (Nasdaq:  CHEK, CHEKW), a clinical stage medical diagnostics company, today announced upcoming presentations evaluating the Company's ingestible capsule for preparation-free, colorectal cancer screening.

Presentations will take place at the American College of Gastroenterology (ACG) Annual Scientific Meeting taking place October 14-19, in Las Vegas and the United European Gastroenterology Week (UEG) taking place October 15-19, in Vienna:

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(Video Abstract #V9): "A Preparation-Free X-Ray Imaging Capsule for Colon Cancer Screening", Seth A. Gross, M.D., Associate Professor and Chief of Gastroenterology at Tisch Hospital, NYU Langone Medical Center; Monday Oct. 17, 4:45 p.m. PT – 6:00 p.m. PT; Venetian Ballroom D.

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(Poster # P0208): "A Novel Preparation-Free X-Ray Imaging Capsule for Colon Cancer Screening: Correlation between Capsule and Colonoscopic Clinical Findings", Nadir Arber, M.D., Director of the Integrated Cancer Prevention Center (ICPC) at Tel Aviv Sourasky Medical Center; Monday Oct. 17, 12:30 p.m. CET – 1:30 p.m. CET; Hall X5: Terminal 2

About Check-Cap

Check-Cap is a clinical-stage medical diagnostics company developing the world's first ingestible capsule system for preparation-free, less-invasive colorectal cancer screening.

The capsule utilizes innovative ultra-low dose X-ray and wireless communication technologies to scan the inside of the colon as it moves naturally, while the patient follows his or her normal daily routine.   After passage, the system generates a 3D map of the inner surface of the colon which enables detection of polyps and cancer.  Designed to increase the willingness of individuals to participate in recommended colorectal cancer screening, the Check-Cap system addresses many frequently-cited barriers, including laxative bowel preparation, invasiveness, and sedation. The Check-Cap system is currently not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note On Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

CONTACT:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

Media
Erich Sandoval
Lazar Partners Ltd.
917-497-2867
esandoval@lazarpartners.com

SOURCE Check-Cap Ltd.